UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

DENTSPLY SIRONA Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16211	39-1434669
(State or other jurisdiction of incorporation) or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

221 West Philadelphia Street, York, PA	17401-2991
(Address of principal executive offices)	(Zip Code)

Jonathan Friedman, Esq. Senior Vice President, Secretary and General Counsel	(717) 845-7511
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 - Conflict Minerals Disclosure
Items 1.01 Conflict Minerals Disclosure and Report
This Form SD of Dentsply Sirona Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available through our website: http://www.dentsplysirona.com (under the “Investors” caption and “SEC Filings” subcaption).
Item 1.02 Exhibits

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
Item 2.01 - Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DENTSPLY SIRONA Inc.

By: /s/Jonathan Friedman, Esq.
Jonathan Friedman, Esq.
Senior Vice President, Secretary
and General Counsel

Date: May 30, 2017